Inspired Builders, Inc.

233 Wilshire Blvd., Suite 830

Santa Monica, CA 90401

May 3, 2016

VIA EDGAR

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: John Cash

Re:	Inspired Builders, Inc.
Form 10-K for the Year Ended September 30, 2015
Filed January 14, 2016
File No. 333-171636

This is our response to the comment letter dated March 9, 2016 regarding the above referenced filing. As requested, we have provided the response to the question raised by the Staff. For your convenience, the matter is listed below, followed by the Company’s response:

Item 9A. Controls and Procedures, page 8

Management’s Annual Report on Internal Control Over Financial Reporting, page 8

1.	Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

RESPONSE:	We respectfully submit to the Staff that the 2013 version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework was utilized when we performed our assessment of internal control over financial reporting for the year ended September 30, 2015, and we will specifically indicate this information on all future filings.

The Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Inspired Builders, Inc.

By:	/s/ Matt Nordgren
Name:	Matt Nordgren
Title:	Chief Executive Officer